Exhibit A(5)(oo)

                          AUTOMATIC MODE OF SETTLEMENT

Applicability.--these provisions apply to proceeds arising from the Insured's death and payable in one sum to a Payee who is a beneficiary. They do not apply to any periodic payment.

Interest on Proceeds.--We will hold the proceeds at interest under Option 3 of the Settlement Options provision. The Payee may withdraw the residue. We will pay it promptly on request. We will pay interest annually unless we agree to pay it more often. We have the right to pay the residue in one sum after one year if
(1) the Payee is not a natural person who will be paid in his or her own right;
(2) the Payee will be paid as assignee; or (3) the original amount we hold under Option 3 for the Payee is less than S1,000.

Settlement at Payee's Death.--If the Payee dies and leaves an Option 3 residue, we will honor any contingent payee provision then in effect. If there is none, here is what we will do. We will look to the beneficiary designation of the contract; we will see what other beneficiary(ies), if any, would have been entitled to the portion of the proceeds that produced the Option 3 residue if the Insured had not died until immediately after the Payee died. Than we will pay the residue in one sum to such other beneficiary(ies), in accord with that designation. But if, as stated in that designation, payment would be due the estate of someone else, we will instead pay the estate of the Payee.

Example: Suppose the class 1 beneficiary is Jane and the class 2 beneficiaries are Paul and John. Jane was living when the Insured died. Jane later died without having chosen an option or naming someone other than Paul and John as contingent payee. If Paul and John are living at Jane's death we owe them the residue. If only one of them is living then, and if the contract called for payment to the survivor of them, we owe him the residue. If neither of them is living then, we owe Jane's estate.

Spendthrift and Creditor.--A beneficiary or contingent payee may not, at or after the Insured's death, assign, transfer, or encumber any benefit payable. To the extent allowed by law, the benefits will not be subject to the claims of any creditor of any beneficiary or contingent payee.

                                  ENDORSEMENTS
                      (Only we can endorse this contract.)

                              BASIS OF COMPUTATION

Mortality Table Described.--We base premiums, values and maximum mortality charges to which we refer in this contract on the Insured's issue age and sex and on the length of time since the contract date. We use {1) the Commissioners 1980 Standard Ordinary Mortality Table; and (2) continuous functions based on age last birthday. Monthly mortality charges are equal to one-twelfth of the corresponding annual charges.

Minimum Legal Values.--The minimum legal values for this contract are at least as large as those set by law where it is delivered. The minimum legal values are calculated according to the Standard Nonforfeiture Law for Life Insurance using:
(1) the Commissioners 1980 Standard Ordinary Mortality Table; (2) a rate of interest of 6% a Year (this interest rate is not guaranteed) and (3) continuous functions based on age last birthday.

                                                Pruco Life Insurance Company,

                                                                       Secretary


                                      II-14